Via Facsimile and U.S. Mail
Mail Stop 4720

September 30, 2009

Mr. John F. Corcoran
Senior Vice President and Chief Financial Officer
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

  Re: **CNA Surety Corporation**
    Form 10-K for the Year Ended December 31, 2008
    Filed on February 17, 2009
    Schedule 14A
    Filed on March 19, 2009
    File No. 001-13277

Dear Mr. Corcoran:

  We have completed our review of your Form 10-K and of your Schedule 14A and have no further comments at this time.

        Sincerely,

        Jeffrey P. Riedler
        Assistant Director